Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that the Board of Directors, which met on February 10, 2020, approved the payment, on March 6, 2020, of the following earnings to stockholders based on the final stockholding position recorded on February 20, 2020: a) complementary dividends in the amount of R$ 0.4832 per share; and b) interest on capital in the amount of R$ 0.5235 per share, with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.444975 per share, except for the corporate stockholders that are able to prove that they are immune or exempt. It also approved the payment of the interest on capital declared by the Board of Directors on November 28, 2019, in the gross amount of R$ 0.037560 per share (net amount of R$ 0.031926 per share) on March 6, 2020 to stockholders based on the final stockholding position recorded on December 12, 2019. For the base year of 2019, the Company’s stockholders will receive R$ 1.9270 per share, which totals R$ 18.8 billion in dividends and interest on capital (net of income tax), which is equivalent to 66.2% of the consolidated recurring net income for 2019. In case of doubt, please visit www.itau.com.br/investor-relations and follow the route: Contact IR > Service. São Paulo (SP), February 10, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Note: The amounts of dividends and interest on equity are paid equally for common (ITUB3) and preferred (ITUB4) shares. Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that the Board of Directors, which met on February 10, 2020, approved the payment, on March 6, 2020, of the following earnings to stockholders based on the final stockholding position recorded on February 20, 2020: a) complementary dividends in the amount of R$ 0.4832 per share; and b) interest on capital in the amount of R$ 0.5235 per share, with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.444975 per share, except for the corporate stockholders that are able to prove that they are immune or exempt. It also approved the payment of the interest on capital declared by the Board of Directors on November 28, 2019, in the gross amount of R$ 0.037560 per share (net amount of R$ 0.031926 per share) on March 6, 2020 to stockholders based on the final stockholding position recorded on December 12, 2019. For the base year of 2019, the Company’s stockholders will receive R$ 1.9270 per share, which totals R$ 18.8 billion in dividends and interest on capital (net of income tax), which is equivalent to 66.2% of the consolidated recurring net income for 2019. In case of doubt, please visit www.itau.com.br/investor-relations and follow the route: Contact IR > Service. São Paulo (SP), February 10, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Note: The amounts of dividends and interest on equity are paid equally for common (ITUB3) and preferred (ITUB4) shares.